[Shearman & Sterling LLP Letterhead]

April 22, 2008

Via Federal Express and Edgar Transmission

Mr. Larry Spirgel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549
Phone:  202-551-3810

Re:	CBS Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 28, 2008
File No. 1-09553

Dear Mr. Spirgel:

On behalf of our client, CBS Corporation (“CBS” or the “Company”), set forth below are the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated April 8, 2008 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2007.  For the purposes of this letter, the Company refers to its Form 10-K for the fiscal year ending December 31, 2008 as its “2008 Form 10-K” and its Form 10-Q for the quarter ended March 31, 2008 as its “first quarter 2008 Form 10-Q.”  For your convenience, the Company’s responses follow the sequentially numbered Comments copied in bold from your letter.

Form 10-K for the fiscal year ended December 31, 2007
3) Goodwill and Intangible Assets, page II-51

1.
Please refer to footnote (a) herein which states that other adjustments to goodwill “primarily includes purchase price adjustments for acquisitions, primarily tax-related, and foreign currency translation adjustments.”  Please tell us how you incurred a $499.2 million purchase price adjustment credited to goodwill in the radio segment, considering that you have not reported an acquisition in that segment during the past two years per your disclosure on page II-50.

The Company respectfully notes that the purchase price adjustment of $499.2 million credited to goodwill reflects the reversal of deferred tax liabilities related to book/tax basis differences associated with certain intangible assets acquired.  These deferred tax liabilities were previously established in purchase accounting as part of an acquisition prior to the periods presented. It was determined during the fourth quarter of 2007 that the deferred tax liabilities and corresponding goodwill resulting from the original book/tax basis differences were overstated at the time of the acquisition.

The Company respectfully notes that it has evaluated this out-of-period adjustment and determined that it is not material under Staff Accounting Bulletin (SAB) No. 99, Materiality, and SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, for both the period of adjustment and all prior periods.

In response to the Staff’s Comment, in future filings, beginning with its 2008 Form 10-K, the Company will add the following sentence to footnote (a) within the Goodwill and Intangible Assets note to its consolidated financial statements:

“For the Radio segment, “Other Adjustments” of $499.2 million reflect the reversal of deferred tax liabilities associated with certain acquired intangible assets.”

9) Bank Financing and Debt, page II-57
Accounts Receivable Securitization Program, page II-58

2.
Tell us how securitization proceeds, including proceeds from new securitizations, proceeds from collections reinvested in revolving period securitizations, purchases of delinquent or foreclosed loans, servicing fees, and cash flows received on interests that continue to be held by the transferor are presented and captioned in the Consolidated Statements of Cash Flows.  Refer to paragraph 17(h)(4) of SFAS 140.  Please revise your disclosures accordingly.

The Company respectfully notes that proceeds from its trade accounts receivable securitization program, which include proceeds from collections reinvested in revolving period securitizations and cash flows received on interests that continue to be held by the Company, are presented as cash flows from operating activities in the Consolidated Statements of Cash Flows within the line captioned “Decrease (increase) in receivables”.  The Company had $550 million outstanding under its revolving accounts receivable securitization program during each of the years ended December 31, 2007, 2006 and 2005. In the event that the Company were to receive additional proceeds from new securitizations, they would be presented as a separate line item in the Consolidated Statements of Cash Flows captioned “Proceeds from new securitizations”.  The net loss on the sale of receivables is included as a component of “Net earnings (loss)” in the Consolidated Statements of Cash Flows. The Company respectfully notes that purchases of delinquent or foreclosed loans and servicing fees are not applicable to our accounts receivable securitization program.

In response to the Staff’s Comment, in future filings, beginning with the first quarter 2008 Form 10-Q, the Company will include the following proposed disclosure in Management’s Discussion and Analysis of Results of Operations and Financial Condition and the notes to its consolidated financial statements (as additional disclosure under the caption “Accounts Receivable Securitization Program”):

“During the three months ended March 31, 2008 and 2007, proceeds from collections of securitized accounts receivables of $XX million and $XX million, respectively, were reinvested in the revolving receivable securitization program.  The net loss associated with securitizing the program’s accounts receivables was $XX million and $XX million for the three months ended March 31, 2008 and 2007, respectively.”

*   *   *   *

We hereby acknowledge on behalf of the Company that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters referred to in this letter, please call the undersigned at (212) 848-7325.

Sincerely,

/s/ Stephen T. Giove
Stephen T. Giove

cc:	Leslie Moonves, President and Chief Executive Officer
Fredric G. Reynolds, Executive Vice President and Chief Financial Officer
Susan C. Gordon, Senior Vice President, Controller and Chief Accounting Officer
Louis J. Briskman, Executive Vice President and General Counsel
Gary L. Countryman, Chair of the Audit Committee
Robert Conklin, PricewaterhouseCoopers LLP
Kathryn T. Jacobson, Securities and Exchange Commission
Kyle Moffatt, Securities and Exchange Commission